Filed by Digital Generation, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Filer’s SEC File No.: 001-35643

Date: August 13, 2013

DG Strategic Transition
Frequently Asked Questions (FAQs) - Internal

The following FAQs have been developed in response to DG’s announcement that it will be separating its two major lines of business - TV and Online - with the intent to sell the assets of the TV business to Extreme Reach and its financial sponsor. We understand that this announcement creates uncertainty for both you and our customers. Every effort will be made to share information with you as it becomes available. This document will be periodically updated and available on our internal portal for your reference.

Overview of the Strategic Alternative Decision

What was announced today?

•                  DG has entered into a Merger Agreement, subject to stockholder and regulatory approval, by which it will sell its Television and Radio Ads business (the “Television Business”) to Extreme Reach in a transaction valued at $525 million. The cash will be used to pay off all of DG’s bank debt, and provide a distribution to shareholders to be determined.

•                  The Online Business will emerge as a new public company owned by DG shareholders, with all of DG’s working capital and cash on hand.

What is the rationale for the transaction?

•                  First, the transaction will enable DG to pay off all of its bank debt, return cash to shareholders, and position our Online Business for steady growth with a strong balance sheet.

•                  Second, our vision of a converged advertising ecosystem remains steadfast, but strategically and financially, this is an opportunity to ensure that each dedicated business unit can reach its maximum potential by separating them. TV will continue to be a strong marketplace and with the acquisition by Extreme Reach, we see a great opportunity for the business to flourish and continue to deliver content to the TV industry. We believe in our TV assets and the combination and have agreed to invest $40 million into the new entity. We believe the transaction will give us the opportunity to create value for our clients, shareholders and employees in both lines of business.

When is the transaction expected to close?

•                  The transaction is expected to close during the first quarter of 2014 following DG stockholder approval and the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act.

What can DG employees expect in the interim?

•                       Until the transaction closes, it will be “business as usual”. DG will continue to operate as today and DG and Extreme Reach will continue to operate as completely separate, independent companies.

•                       We all need to remain focused on serving our customers and communities to the best of our abilities, and to maintain our competitive posture in the marketplace. Nothing is to change until closing occurs.

Who will be the leadership of the new company referred to in this document as “the new online company” going forward?

•                       Neil Nguyen will be President and CEO of the company and the current corporate leadership team will stay in place to manage the new online company.

What is the vision for the new online company after the deal closes?

•                       Marketing is moving rapidly in the digital world and marketers need to better orchestrate all marketing activities across channels through data and optimization. Marketers are increasingly dependent on the marketing cloud — a set of cloud-based services that make internal marketing functions and their agencies more efficient and external marketing programs more effective.

•                       DG’s key audience is the agency, marketers and ultimately the CMO. Through industry leading campaign execution, targeting & optimization and attribution & insights across all digital channels the new online company will enable marketers globally to create, manage, optimize, execute & analyze multichannel media campaigns to digital screens everywhere.

•                       As a best in breed digital ad technology provider, the new online company will continue to build on its legacy as a source of truth for a marketer’s digital advertising campaign management needs and will be essential to the performance of campaigns utilizing the marketing cloud.

TV has historically been the core business of DG and a part of the story of the future of DG. What happens to that story now?

•                       While the move to separate the businesses today is seen as the best opportunity for both lines of business to maximize their potential in the marketplace, the benefits of a convergence strategy are not being abandoned. In fact, through the inexorable march to “digital everything” and “connected everything”, we remain committed to convergence across all media channels and believe that ultimately TV will be delivered digitally and audiences targeted in much the same way they are for display and online video. In the short to medium term, relentless fragmentation of audiences across media and devices is accelerating and the new online company will focus on unifying campaign execution,

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targeting, optimization, attribution and insights through data across all digital channels. The new online company will be laser focused on digital convergence, which includes digital video delivery to a number of IP connected TV devices and business models.

How is the new online company positioned for the future and how will it win?

There are four primary differentiators that make the new online company well positioned to win in the Marketing Cloud.

•                       Focus on media — The new online company will deliver the greatest reach and most engaging formats across all of the key channels in the digital marketing mix — mobile, display, video across all screens and social. As TV becomes more digital, we will be first to innovate in adding this to the broader digital media mix.

•                       Optimization — The new online company will be laser-focused on campaign optimization, media optimization and audience optimization. Those three components are at the core of digital campaign delivery and success, but today’s solutions are fragmented.

•                       Data, Attribution & Insights — Situated at the hub of the ad ecosystem, the new online company will provide the most comprehensive view for multi-channel attribution from which marketers can derive insights to improve campaign performance and increase ROI.

•                       Open and Independent - The new online company positioning as an independent technology provider enables buyers to manage their own data in a neutral platform connected to every and any publisher, DSP and paid search provider

How will this combination affect our relationship with our customers?

•                       In the interim, this announcement will have no impact on our customers or how we conduct business with them. We should remain as focused as ever on their needs and continuing to provide the same world-class set of services and capabilities they expect from us. Please make sure you reach out to your clients in the next day or so to ensure them that the same high level of service will continue uninterrupted and make yourself available to answer their questions and concerns.

•                       Please tell your customers that the transaction is not complete until regulatory approval is received and that both DG and Extreme Reach are required to continue to operate and compete independently up to the deal closing. Accordingly for our existing customers who continue to value our great product and service it does not make sense for them to take any pre-emptive action in contemplation of the deal closing, such as migrating to Extreme Reach or any other provider’s platform.

Transition of Roles and Responsibilities

What happens to the International TV, MIJO and SourceECreative businesses and employees?

•                       As core operations of the TV business, these entities will be part of the assets transitioning to Extreme Reach.

What about current “back office” or “shared services” employees like in billing, global support, IT/IS, R&D and marketing, for example?

•                       Each individual employee will be given details about his/her company assignment. Much like the sales, client services and operations jobs, generally, if your job was dedicated to the TV business, it will be retained under the acquired DG business. If your job supported the online business, it will be retained under the move to the new company entity.

What and how should I communicate with customers and external parties?

•                       Please refer clients initially to the press release and FAQs developed specifically for clients. These should also serve as talking points for you when communicating externally. Employees with customer-facing roles are encouraged to reach out to their clients directly and ensure them of continued service and open communication.

What should I say if I am contacted by the media, financial community, or other third parties about the transaction?

•                       If you receive any inquiries from the media or other questions from outside DG, please forward them to dmiller@dgit.com. It’s important that you do not provide any comments without the express approval of the legal department.

HR Processes and Programs

How does this news affect current jobs, staffing levels, and/or recruitment plans?

•                       We’ve only just announced the agreement and no decisions regarding these matters have been made at this time. We have our business plan to execute for 2013 and we need to stay focused on driving to those results, which ultimately influence these matters regardless of business structure. As we proceed, we will keep employees informed of any employment related decisions as they are determined.

How will this transaction affect employee benefits and compensation?

•                       Until the transaction closes, it will be “business-as-usual” for DG employees, and there will be no changes to your compensation and benefits as a result of this announcement.

•                       Upon the closing of the merger with Extreme Reach, those employees continuing with the Television Business will be transitioned onto Extreme Reach’s compensation and benefits programs. The Online Business will continue to honor any employment agreements with those employees continuing with the new online company.

•                       Upon the closing of the merger, those employees continuing with the Television Business will also receive payment for all accrued unpaid vacation.

•                       Those employees continuing with the new online company following the separation will experience no change in their compensation or benefits as a result of the transactions and then until such time as any updates may be determined in the normal course of reviewing and updating benefits programs.

What about my 401(k)?

•                       All employees who participate in the DG 401(k) will still have balances in their Fidelity account. TV employees will become participants in the Extreme Reach 401(k). Balances in the Fidelity plan can remain in the account, be rolled over to another account or distributed based on Plan rules. Those employees continuing with the new online company remain in the 401(k) with Fidelity, which plan will be maintained by the new online company after the transaction.

What about my 401(k) loan?

•                       Options for handling of outstanding 401(k) loans in the transaction are currently being evaluated. Each individual situation will vary, and more information will be given to those affected as we get closer to the actual close date.

How will options and restricted stock unit awards granted by DG be treated in the transactions?

•                       Two days prior to the closing of the separation, all outstanding options to purchase DG common stock will become fully vested and will be exercised for DG common shares on a “net exercise” basis. This means that your options will be automatically exercised for you. Options that have an exercise price that exceeds the closing market value of a DG share on that date will have no value and be cancelled. DG will retain a number of shares of DG common stock issuable pursuant to your options with a market value on the date of exercise equal to the exercise price payable by you plus any applicable withholding taxes, and you will receive the remaining or the “net” number of shares issuable upon exercise of your option. DG will then pay the applicable withholding taxes in cash to the appropriate governmental authorities.

•                       Two days prior to the closing of the separation, all outstanding restricted stock units (“RSUS”) related to DG common stock will become fully vested and will be converted into one share of DG common stock. The withholding taxes that will arise upon vesting and settlement of the RSUs will also be satisfied through the “net settlement” of your RSUs. This means that DG will retain a number of shares of DG common stock issuable pursuant to your RSUs with a market value on the date of settlement equal to the applicable withholding taxes arising as a result of such settlement, and you will receive the remaining or the “net” number of shares issuable pursuant to your RSUs. DG will then pay the applicable withholding taxes in cash to the appropriate governmental authorities.

•                       The shares of DG common stock issued to holders of options and RSUs will then be treated the same as other shares of DG common stock in the separation and merger transactions, as described above.

I have been a participant in the DG Employee Stock Purchase Plan. What will become of shares purchased under than program?

•                       Previous purchases are not affected. They would be treated the same as all common stock is treated in the transaction. As for current payroll deductions, there will continue to be regular scheduled stock purchases pursuant to the plan until the closing of the transactions. Immediately prior to the separation, there will be a final purchase of stock using all the payroll deductions for the ESPP offering period then underway. The ESPP will then be terminated and all deductions for employees will be automatically stopped.

What retention efforts are in place to make sure key employees, institutional knowledge and resources are maintained during the transition?

•                       The need for any such actions is currently being evaluated. In the event there is determined to be a business need for such actions, the details will be provided to any applicable individuals.

Who can I contact if I have more questions?

•                       As we move through this process, we will keep you informed on important developments. If you have questions, please do not hesitate to reach out to anyone on the senior management team, and / or send your questions to transition@dgit.com, which will be activated tomorrow. Questions sent to this email account will be addressed either individually or in general communications to follow as deemed appropriate.

Important Additional Information Will be Filed with the SEC

The Company plans to file with the SEC and mail to its stockholders a proxy and information statement in connection with the proposed transactions (the “Proxy Statement”).  The Proxy Statement will contain important information about the Company, the proposed transactions and related matters.  Investors and security holders are urged to read the Proxy Statement and any other relevant documents carefully when such documents are available.

Investors and security holders will be able to obtain free copies of the Proxy Statement and other documents filed with the SEC by the Company through the web site maintained by the SEC at www.sec.gov.

In addition, investors and security holders will be able to obtain free copies of the Proxy Statement from the Company by contacting Investor Relations, Digital Generation, Inc., 750 West John Carpenter Freeway, Suite 700, Irving, Texas 75039, (972) 581-2000.

The Company and its directors and executive officers may be deemed to be participants in the solicitation of proxies relating to the proposed transactions.  Information regarding the Company’s directors and executive officers is contained in the Company’s Annual Report on Form 10-K and Amendment No. 1 to the Annual Report on Form 10-K for the year ended December 31, 2012 as filed with the SEC on March 15, 2013 and April 30, 2013, respectively.

Cautionary Note Regarding Forward-Looking Statements

Statements in this communication regarding the proposed transactions concerning the Company, Extreme Reach, The New Online Company, the expected timing for completing the proposed transactions, future financial and operating results, benefits, synergies, future opportunities of the proposed transactions and any other statements about the Company’s future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” “estimates” and similar expressions) should also be considered to be forward-looking statements.  There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the ability to consummate the proposed transactions; the ability to obtain the requisite regulatory or stockholder approvals in a timely manner or otherwise; failure to satisfy other conditions to consummation of the transactions; the ability of Extreme Reach to consummate the necessary debt financing arrangements set forth in financing letters received by Extreme Reach; the ability for The New Online Company to achieve the benefits of the transactions or that such benefits may take longer to realize than expected; changes in government regulation; the ability to successfully separate operations and employees; the potential impact of the announcement of the transactions or consummation of the transactions on relationships with employees, suppliers, customers and competitors; international, national or local economic, social or political conditions that could adversely affect the parties to the transactions or their customers; conditions in the credit markets; and the parties’ international operations, which are subject to the risks of currency fluctuations and foreign exchange controls and the other risks and uncertainties that affect the parties’ businesses, including those described in the Company’s Annual Report on Form 10-K for the year ended December 31, 2012.  In addition, any forward-looking statements represent the Company’s estimates only as of the date hereof and should not be relied upon as representing the Company’s estimates as of any subsequent date.  The Company disclaims any intention or obligation to update these forward-looking statements.